Filed by Tailwind Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Tailwind Acquisition Corp.
(Commission File No. 001-39489)

Additional Questions on the Proposed TWND-NUBURU Business Combination

The management of Tailwind Acquisition Corp. (“Tailwind” or “TWND”) (NYSE: “TWND,” “TWND.U” and “TWND WS”) is grateful for the continued inbound interest in the Business Combination Agreement dated August 5, 2022 (“BCA”) that has been signed with NUBURU, Inc. (“NUBURU”). The entity that will survive the transactions contemplated by the BCA is referred to herein as the “Company.”

On August 12, 2022, TWND released a set of twenty frequently asked questions regarding the potential business combination with NUBURU (available at https://www.sec.gov/Archives/edgar/data/0001814215/000110465922089628/tm2222878d5_425.htm).

Below is a collection of answers to further questions that have been received frequently in an effort to provide additional information on the proposed business combination and the related transactions. As noted in our prior questions, you may be able to find additional information on the TWND transaction from the following public sources, among others:

i.	NUBURU’s Investor Relations site: https://nuburu.net/investor-relations/

ii.	Tailwind’s website: https://twnd.tailwindacquisition.com/sec-filings

Note: Unless otherwise defined in this document, terms used in this document should be interpreted as having the definitions provided for them in the BCA or other applicable transaction documents, copies of which TWND filed with the SEC on August 8, 2022.

Pre-Closing Financing

Q	21.	How will NUBURU fund its operations in the period prior to the Closing?

A.	NUBURU has issued convertible promissory notes (“Company Notes”) to provide additional funding for NUBURU prior to consummation of the proposed business combination with TWND. In the interim period between signing of the BCA and consummation of the proposed business combination, NUBURU is permitted to raise up to $50,000,000 in Company Notes without the further written consent of TWND. As of the date hereof, since the signing of the BCA, NUBURU has issued Company Notes in a principal amount of approximately $5,000,000. NUBURU is also permitted to incur indebtedness for borrowed money not in excess of $5,000,000 (not including the Company Notes) without the consent of TWND, but NUBURU does not have any current intentions to engage in third-party debt financing other than the Company Notes.

Q	22.	What are the basic terms of the Company Notes?

A.	The Company Notes that NUBURU has issued to date accrue interest at a rate of 8% per annum and offer a 15% discount at conversion in connection with the business combination or other liquidity event (subject to an initial valuation cap of $350 million for NUBURU as a private company).

Q	23.	Will the Company Notes remain outstanding following the Closing?

A.	No, the Company Notes will convert into common stock of NUBURU immediately prior to, and subject to the occurrence of, the Closing, which common stock will, pursuant to the BCA, convert into common stock of the Company at Closing. As holders of common stock of the Company, the former holders of Company Notes would also be eligible to receive shares of Series A preferred stock (the “Preferred Stock”) from the Company on the same terms as the Tailwind public stockholders.

Preferred Stock

Q	24. What are the Company’s potential sources of funds to satisfy the obligation to redeem the Preferred Stock for cash at the two-year anniversary of the issuance of the Preferred Stock if the Preferred Stock is not converted into common stock?

A.	The Company intends to satisfy this obligation through cash on hand or otherwise available for use following consummation of the business combination. The Company expects to utilize the following sources of cash to fund its ongoing operations in the two years following the Closing as well as its obligations to redeem the Preferred Stock for cash if the Preferred stock is not converted into common stock.

i.	The proceeds from TWND’s trust at Closing will be the same as the nominal amount of the liquidation preference of the Preferred Stock less transaction costs (i.e. approximately $10 per share received from TWND’s trust should align with the obligation to return $10 per share to a holder of Preferred Stock).

ii.	The proceeds from the potential issuance of shares to Lincoln Park Capital, pursuant to the funding agreement, which is available to be used at the election of the Company (subject to the occurrence of the Closing and other conditions set forth in the purchase agreement entered into between TWND, NUBURU and Lincoln Park Capital), and could provide the Company with up to $100 million in cash.

iii.	The proceeds from any potential reinvestment by the Anzu investment vehicles, which is at the election of the Company in the event of any permitted transfers by such investors.

iv.	Any potential cash flows from the Company’s business operations between the Closing and the two-year anniversary of the Closing.

v.	The proceeds from other potential sources of financing, including (but not limited to) the issuance of private or public debt or equity.

In the event the assets of the Company or proceeds therefrom are not sufficient to pay holders of Preferred Stock in full, the amounts distributed to such holders would be paid out on a pro rata basis.

Q	25. Will the Company be prohibited from incurring debt without the consent of the holders of the Preferred Stock? Does NUBURU currently have any debt?

A.	There currently is no prohibition on the amount of debt that the Company can incur. For avoidance of doubt, the Lincoln Park funding agreement is for common shares, not for debt.

As of August 16, 2022, NUBURU had long-term debt of less than $100,000, and NUBURU’s only multi-year liability was its lease for its current operating premises in Centennial, CO.

NUBURU’s financial statements will be included in the registration statement on Form S-4 to be filed by TWND in connection with the proposed business combination (the “Business Combination S-4”).

Q	26. Referring to the prior Q&A (available at https://www.sec.gov/Archives/edgar/data/0001814215/000110465922089628/tm2222878d5_425.htm), for Questions 9 and 10, it appears as though the Conversion Price is greater than the VWAP. The original documents (specifically Section 9 in the Certificate of Designations regarding the Test Date) seem to indicate that in this scenario, the Preferred Stock will be redeemed by the Company for cash at $10.00, but the Q&A appears to indicate that the Preferred Stock is converted into common stock. Can you clarify?

A.	The examples shown in Questions 9 and 10 (and 11) all assume that the holder voluntarily converts to common stock, presumably to seek liquidity for the unlisted Preferred Stock. As described in Section 9 in the Certificate of Designations, if the holder of Preferred Stock takes no actions from the time of issuance until the Test Date (which will be on the second anniversary of the issuance of the Preferred Stock), and there has been no mandatory conversion, then the Preferred Stock will automatically be redeemed by the Company from legally available funds for cash at $10.00 per share of Preferred Stock or converted into common stock on the Test Date.

Specifically, in the instance of Question 9 (please see prior Q&A for situation-specific details), “the combined value of each non-redeemed share of common stock and 0.87 shares of converted common stock would be approximately $18.70” if the investor elected to convert to Common shares. If the investor elected to hold until the Test Date, then the value would be $10.00 for the one common share and $10.00 for the redemption right, for a combined value of $20.00.

Specifically, in the instance of Question 10 (please see prior Q&A for situation-specific details), “the combined value of each non-redeemed share of common stock and 2.00 shares of converted common stock would be $12.00” if the investor elected to convert to Common shares. If the investor elected to hold until the Test Date, then the value would be $4.00 for the one common share and $10.00 for the redemption right, for a combined value of $14.00.

Financials

Q	27. How much capital is NUBURU expected to utilize in negative operating cash flow between the Closing and the Test Date?

A.	NUBURU does not expect to utilize more than $100 million in its first two years of operations following the Closing, which contributed to NUBURU management’s business judgment on the appropriate size for the $100 million funding agreement with Lincoln Park Capital.

Q	28. Noting that slide 6 of the investor presentation (available at https://nuburu.net/wp-content/uploads/2022/08/NUBURU_Investor-Presentation_August-2022.pdf) states: “Post transaction, NUBURU will have up to approximately $434M in cash to fund growth and explore strategic M&A”. Is NUBURU currently contemplating any strategic M&A and, if so, how does NUBURU intend to finance such strategic M&A?

A.	Post-Closing acquisition(s), if any, may be financed using the proceeds from shares sold to investors for the purpose of acquisition financing, shares issued to potential sellers as acquisition consideration or cash raised through the Lincoln Park funding agreement.

Q	29. Has NUBURU publicly released (or does it intend to release) any forecasts for its financials in 2022 or beyond?

A.	No. The Business Combination S-4 when filed will include historical financial statements of TWND and NUBURU as required by the securities laws. Following the Closing, the Company expects to file periodic reports containing historical financial statements on a quarterly basis as required by the securities laws.

WithumSmith+Brown, P.C. serves as the independent auditor for both TWND and NUBURU.

Q	30. How much funding has NUBURU raised as a private company to date?

A.	As of August 12, 2022, NUBURU has raised approximately $58 million in private company invested equity capital since its incorporation in 2015. Such amount does not include the Company Notes.

Customers and Commercialization

Q	31. Who are NUBURU’s announced customers? Are there any customers that are not publicly announced?

As noted on slide 6 of the publicly available investor presentation (https://nuburu.net/wp-content/uploads/2022/08/NUBURU_Investor-Presentation_August-2022.pdf), NUBURU had shipped approximately 36 systems to approximately 26 customers as of the date of the presentation. While some of NUBURU’s customers have been publicly disclosed, NUBURU has non-disclosure agreements in place with most active customers that prohibit NUBURU from naming the customers publicly.  An example of a publicly announced customer is Essentium (www.essentium.com) in the 3D printing space.

In May 2022, NUBURU and Essentium announced a partnership to launch the first blue laser-based wire feed metal 3D printers (with the press release available at https://finance.yahoo.com/news/nuburu-essentium-partner-launch-first-130000350.html).

Intellectual Property

Q	32. How does NUBURU protect the IP associated with its blue laser technology?

A.	In addition to trade secrets, NUBURU has over 170 granted and pending patents and applications. Of note, NUBURU made a public announcement in March 2021 of a core patent for copper welding with blue light in industrial applications (https://nuburu.net/nuburu-awarded-core-patent-for-copper-welding-with-blue-light-in-key-industrial-applications/). That patent cited relevant distinctions from other technologies, including citation of multiple patents from IPG Photonics (NASDAQ: IPGP), Lockheed Martin (NYSE: LMT), Corning (NYSE: GLW), Hitachi (TKS: 6501), General Electric (NYSE: GE) and others. For a full list of NUBURU’s patents, please visit https://nuburu.net/patents/.

Consistent with market practice, all employees of NUBURU have confidentiality and intellectual property assignment agreements with NUBURU.

Manufacturing

Q	33. Does NUBURU intend to manufacture its product outside of the United States?

A.	While NUBURU management cannot forecast all of its future business needs, NUBURU management does not currently expect to manufacture its proprietary blue laser technology components outside of the United States. At present, certain key suppliers are located outside of the United States, but NUBURU’s manufacturing takes place in Colorado.

Comparable Public Companies

Q	34. Who does TWND see as the selected public comparable universe for NUBURU?

A.	TWND and NUBURU cite the following companies on slide 37 of the investor presentation:

Industrial lasers and laser welding: II-VI (which acquired Coherent) (NASDAQ: IIVI), IPG Photonics (NASDAQ: IPGP), Raycus (SHE: 300747), Lumentum (NASDAQ: LITE), and nLIGHT (NASDAQ: LASR)

Additive 2.0: 3D Systems (NYSE: DDD), Desktop Metal (NYSE: DM), Materialise (NASDAQ: MTLS), MarkForged (NYSE: MKFG), Velo3D (NYSE: VLD)

High-Growth, Advanced Manufacturing: CATL (SHE: 300750), Fanuc (TKS: 6954), Rogers (NYSE: ROG)

Industry 4.0: Xometry (NASDAQ: XMTR), Fathom (NYSE: FATH), Proto Labs (NYSE: PRLB), Fast Radius (NYSE: FSRD)

Traditional Welding and Tools: Emerson Electric (NYSE: EMR), Illinois Tool Works (NYSE: ITW), Lincoln Electric (NASDAQ: LECO), and ESAB (which spun out of Colfax) (NYSE: ESAB)

Caution Regarding Forward Looking Statements

This Q&A contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this Q&A, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of NUBURU, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Tailwind and its management, and NUBURU and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against NUBURU, Tailwind, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Tailwind or the stockholders of NUBURU, or to satisfy other closing conditions of the business combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet NYSE’s listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of NUBURU as a result of the announcement and consummation of the business combination; (7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that NUBURU or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing from Lincoln Park Capital; (12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Tailwind’s securities; (13) the risk that the transaction may not be completed by Tailwind’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Tailwind; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind’s Form S 1 (File No. 333-248113), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that Tailwind intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind, referred to as a proxy statement/prospectus and other documents filed by Tailwind from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this Q&A should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Tailwind nor NUBURU gives any assurance that either Tailwind or NUBURU or the combined company will achieve its expected results. Neither Tailwind nor NUBURU undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Important Information and Where to Find It

On August 18, 2022, Tailwind filed a definitive proxy statement (the “Extension Proxy Statement”) for a special meeting of the stockholders to be held to approve an extension of time for Tailwind to complete an initial business combination by January 9, 2023, subject to two one-month extensions (the “Extension Proposal”), which was sent to its stockholders of record as of the record date set therein. Stockholders may also obtain a copy of definitive Extension Proxy Statement at the SEC’s website (www.sec.gov).

Additional Information

This Q&A relates to a proposed transaction between Tailwind and NUBURU. Tailwind intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Tailwind stockholders. Tailwind also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Tailwind are urged to read the Definitive Extension Proxy Statement, the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Tailwind through the website maintained by the SEC at www.sec.gov. The documents filed by Tailwind with the SEC also may be obtained free of charge upon written request Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS Q&A, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS Q&A. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Tailwind and NUBURU and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tailwind’s stockholders in connection with the proposed transactions. Tailwind’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Tailwind listed in Tailwind’s Business Combination Proxy Statement, which is expected to be filed by Tailwind with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tailwind’s stockholders in connection with the proposed business combination will be set forth in the Business Combination Proxy Statement for the proposed business combination, which is expected to be filed by Tailwind with the SEC in connection with the business combination.

No Offer or Solicitation

This Q&A is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.